UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On August 16, 2022, Arbe Robotics Ltd. (the “Company”) issued a press release announcing the results of its operations for the quarter ended June 30, 2022. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The Company will hold its second quarter 2022 conference call on Tuesday, Aug. 16 at 8:30 a.m. Eastern Time.

Speakers will include Kobi Marenko, Co-Founder and Chief Executive Officer, and Karine Pinto-Flomenboim, Chief Financial Officer. The live call may be accessed via telephone at (833) 316-0562 toll-free or (412) 317-5736 internationally. A telephonic replay of the conference call will be available until August 30, 2022, following the end of the conference call. To listen to the replay, please dial (877) 344-7529 or (412) 317-0088 internationally, using access ID: 7616586.

The Company encourages participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10168849/f3923cc79c. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time. A live webcast of the call can be accessed here: https://event.choruscall.com/mediaframe/webcast.html?webcastid=Fc0qsauu or from Arbe’s Investor Relations website at: https://ir.arberobotics.com. An archived webcast of the conference call will also be made available on the website following the call.

Cautionary Note Regarding Forward-Looking Statements

The press release and the earnings call contains or will contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project, ” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The financial results described in this press release are based on Arbe’s preliminary financial statements, which are subject to audit by the Company’s independent accounting firm and are subject to any adjustments resulting from the completion of such audit. These risks and uncertainties include, but are not limited to: (i) unanticipated delays or difficulties in connection with the evaluation of Arbe's products in evaluation and test programs; (ii) Arbe's ability to have products manufactured for it by third parties that meet Arbe's and its customers quality standards and delivery requirements;; (iii) Arbe's ability to leverage its existing relationships and secure orders resulting from the test programs; (iv) Arbe's ability to meet its projected revenue level and its ability to operate profitably; (v) Arbe’s ability to meet is timetable for full production; (vi) Arbe's expectation that it will be obtain orders from Tier 1 suppliers and OEMs which would be building the radars based on its Chipset solution; (vii) the effect of inflation and supply chain issues on Arbe’s cost and its development schedule, including Arbe's ability to obtain semiconductor products when needed and at a reasonable price; (viii) Arbe’s ability to price its products in a manner to enable it to operate profitably; (ix) Arbe's expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations; (x) Arbe's belief that the Arbe Radar Chipset heralds a breakthrough in radar technology that provide Tier 1 suppliers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (xi) Arbe's ability to develop or have access to the latest developments relating to radar and autonomous driving vehicles; (xii) Arbe's ability to attract and retain highly skilled personnel and senior management, including research and development, sales and marketing personnel; (xiii) Arbe's ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xiv) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology and the effect of any accidents with vehicles using Arbe's radar system; (xv) the failure of the markets for Arbe's current or new technologies and products to materialize to the extent or at the rate that Arbe expects; (xvi) unexpected delays or difficulties related to the development of Arbe's technologies and products; (xvii) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xviii) the effect of COVID-19 and any new variants or any pandemics or multinational epidemics and actions taken by governments and industry to address the effects of the pandemic and the corresponding macroeconomic uncertainty; (xix) changes or inaccuracies in market projections; (xx) changes in Arbe's business strategy; and (xxi) the risk and uncertainties described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and the additional risk described in Arbe’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission, or SEC, on March 31, 2022 and in Arbe’s prospectus dated June 22, 2022, which was filed by Arbe with the SEC on June 23, 2022, and its prospectus dated July 11, 2022, which was field by Arbe with the SEC on July 19, 2022, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Exhibit Index

Exhibit No.	Document Description

99.1	Press Release dated August 16, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: August 16, 2022	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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